                                                FILED PURSUANT TO RULE 424(b)(3)
                                            REGISTRATION STATEMENT NO. 333-61127

PROSPECTUS

                               AGRIBIOTECH, INC.
                           ------------------------

The Offering:

Debt Securities and
Shares of Common Stock ............   $174,138,614

Offering price ....................   On May 12, 1999, the closing sale price
                                      of ABT common stock on the Nasdaq National
                                      Market was $6.06 per share. ABT may offer from time to time its debt securities, in one or more series, and shares of its common stock. The specific terms of any offering of debt securities or common stock, or both, will be set forth in one or more supplements to this prospectus.
                                      AgriBioTech currently has no registered
                                      debt securities trading on any exchange.


Nasdaq National Market Symbol .....   ABTX

                             ---------------------

     The securities offered hereby involve a high degree of risk. See "Risk Factors" beginning on page 5.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

                             ---------------------


                                May 13, 1999

     This prospectus incorporates important business and financial information about ABT that is not included in or delivered with this prospectus. You may request a copy of all documents that are incorporated by reference in this prospectus by writing or telephoning us at the following address: AgriBioTech, Inc., Attention: Secretary, 120 Corporate Park Drive, Henderson, NV 89014: telephone number (702) 566-2440. We will provide copies of all documents requested, excluding the exhibits to those documents, unless the exhibits are specifically incorporated by reference into those documents or this prospectus, without charge.

                               TABLE OF CONTENTS

PROSPECTUS SUMMARY..............................................  -3-

USE OF PROCEEDS.................................................  -4-

RISK FACTORS....................................................  -5-

WHERE YOU CAN FIND MORE INFORMATION............................. -12-

DIVIDEND POLICY................................................. -13-

PRICE RANGE OF COMMON STOCK..................................... -13-

RECENT DEVELOPMENTS............................................. -13-

WEB SITE DISCLOSURES............................................ -14-

DESCRIPTION OF CAPITAL STOCK.................................... -20-

PLAN OF DISTRIBUTION............................................ -22-

COMMISSION POSITION ON INDEMNIFICATION
     FOR SECURITIES ACT LIABILITIES............................. -23-

LEGAL MATTERS................................................... -23-

EXPERTS......................................................... -24-

                              PROSPECTUS SUMMARY

     This summary highlights selected information from this prospectus and may not contain all the information that is important to you. To understand the circumstances and terms of the offering and for complete information about ABT, you should read this entire document and the information incorporated by reference, including the financial statements and the notes to the financial statements. Unless otherwise stated, all references to fiscal years are to a June 30 year end.

THE COMPANY

     ABT is the largest agricultural seed company in the United States that specializes in developing, processing, packaging and distributing varieties of forage crops, in which the entire plant is harvested for livestock comsumption, and cool-season turfgrass seeds, seed used in home-lawns, golf courses, parks, cemetaries and roadway medians. Since January 1, 1995, we have completed 34 acquisitions and, including net sales from the businesses we have acquired, we have grown from net sales of $29,000 in fiscal 1994 to pro forma net sales of approximately $409 million for fiscal 1998. We own all elements of our forage and turfgrass seed operations including traditional genetic breeding, by breeding varieties with desirable traits together to form a new variety, and research and development programs, seed processing plants that clean, condition and package seed grown under contract for us, and national and international sales and distribution networks. This means that we are a vertically intergrated business. ABT's headquarters are located at 120 Corporate Park Drive, Henderson, NV 89014; telephone (702) 566-2440.

The Offering

     We are registering for public offering from time to time our debt securities, which may be issued in one or more series, and shares of our common stock, par value $0.001 per share, with an aggregate public offering price of up to $174,138,614. The debt securities and the common stock are collectively referred to in this prospectus as the "securities." In the case of debt securities, the specific title, the aggregate principal amount, the purchase price, the maturity, the rate (or method of calculation) and time of payment of interest, if any, the right of ABT, if any, to defer payment or make payment in common stock of interest on the debt securities and the maximum length of such deferral period, any redemption or sinking fund provisions, any conversion provisions, any subordination terms, any security, any covenants and any other specific term of the debt securities will be set forth in a supplement to this prospectus. In the case of common stock, the specific number of shares and the issuance price per share will also be set forth in a supplement to this prospectus. Any prospectus supplement will also disclose whether the securities will be listed on a national securities exchange and if they are not to be listed, the possible effects thereof on their marketability. If so specified in a prospectus supplement, the securities may be issued, in whole or in part, in book-entry form.

     The securities may be sold directly, through agents from time to time, through underwriters and/or dealers or through a combination of such methods. If any agent of ABT or any underwriter is involved in the sale of the securities, the name of such agent or underwriter and any applicable commission or discount will be described in the applicable prospectus supplement. See "Plan of Distribution."

Ratio Of Earnings To Fixed Charges

     ABT'S ratio of earnings to fixed charges was computed by dividing our earnings by our fixed charges. For this purpose, earnings consist of earnings from continuing operations, before income taxes and fixed charges. Fixed charges consist of interest expense and the portion of rent expense representative of an interest factor. For the years ended September 30, 1994, the nine months ended June 30, 1995, the years ended June 30, 1996, 1997 and 1998 and the six months ended December 31, 1998, earnings were inadequate to cover fixed charges by approximately $0.9 million, $1.4 million, $3.3 million, $2.7 million, $2.5 million and $9.9 million, respectively.

                                USE OF PROCEEDS

     We will use the proceeds from any securities sold under this prospectus to repay indebtedness and/or for working capital purposes.


     As of May 7, 1999, we had borrowed approximately $96.5 million under our revolving credit facility, which matures on June 23, 2001 and is used primarily for working capital purposes. The borrowings under the revolving credit facility bear interest at a variable rate of interest which averaged 7.9% per annum at May 7, 1999. We may borrow up to $110 million under the revolving credit facility, subject to a borrowing base computation and compliance with certain financial covenants, and $12.4 million was available to be borrowed at May 7, 1999. Compliance with the financial covenants is tested on a quarterly basis when quarterly financial information is available.

                                 RISK FACTORS


     Before you invest in our securities, you should be aware that there are various risks, including those described below, that may affect our business, financial condition and results of operations. We caution you, however, that this list of risk factors may not be all inclusive.

     Potential Material Adverse Effects If We Are Unable to Manage Recent Rapid
     --------------------------------------------------------------------------
     Growth from Net Sales of $26 Million in Fiscal 1996 to Pro Forma Net Sales
     --------------------------------------------------------------------------
     of $409 Million for Fiscal 1998.
     -------------------------------


     We have acquired all or part of 34 businesses in the forage and turfgrass seed sector since January 1, 1995 and intend to further expand our business. As a result of these acquisitions, we have experienced significant revenue growth and expanded the number of our employees and the geographic scope of our operations. We recently reorganized our senior management. The founders of ABT are no longer members of senior management. We have a new Chief Executive Officer and an Office of the President with four Co-Presidents. These changes were put into effect in February 1999. Therefore, we cannot assure you that our new management will be able to successfully manage our growth. This rapid growth has placed and may continue to place significant demands on our management, technical, financial and other resources. To manage growth effectively, we will need to improve operational, financial and management information systems, procedures and controls. We may not be able to manage future growth effectively, and failure to do so could have a material adverse effect on our business, financial condition and/or operating results. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" in the 1998 Form 10-K and the December 31, 1998 Form 10-Q (collectively, the "MD&A"), and "Description of Business - Acquisition Program" in the 1998 Form 10-K.


     Possible Failure to Effectively and Profitably Integrate Our 34
     ---------------------------------------------------------------
     Acquisitions May Result in Continued Losses.
     -------------------------------------------

     Our future success depends upon our ability to combine or integrate the operations of the businesses we have acquired into a vertically integrated company which represents all aspects of the forage and turfgrass seed production, research and distribution process. If we cannot successfully integrate all of the businesses we have acquired, our business, financial condition and/or operating results may be materially adversely affected and we would not expect to operate profitably. To successfully integrate the acquired businesses, we must realize cost efficiencies without losing sales and margins. As part of the process of integrating the businesses acquired, we initially announced that we expected to record a one-time expense of between $5 million and $15 million during fiscal 1999. We subsequently announced that we expected the charge to be at the upper end of the range or possibly higher. This will consist mainly of severance and employment related costs and the closing of certain facilities. In addition, we have recorded a significant amount of goodwill relating to our acquisitions. Although we believe that goodwill is recoverable from future operations in our current operating structure, as part of our restructuring, it is possible that some portion of goodwill will become impaired and written-down as a non-cash expenditure. Despite these significant changes, we need to maintain product lines, brands and facilities in order to keep our customers satisfied. In addition, ABT's integration efforts are being carried out by a new management team who were hired because of their operating backgrounds, but have not worked together for very long. See "MD&A" and "Description of Business - Acquisition Program" in the 1998 Form 10-K.

     No Assurance of ABT's Ability to Continue to Grow Since We Relied on
     --------------------------------------------------------------------
     Acquisitions to Grow and Do Not Intend to Make Many Acquisitions in the
     -----------------------------------------------------------------------
     Future
     ------

    We have experienced significant growth in net sales, from approximately $26 million in fiscal 1996 to $66 million in fiscal 1997, $205 million in fiscal 1998 and pro forma net sales of approximately $409 million for fiscal 1998, reflecting the sale of the fertilizer division of Willamette Seed Company, but not including pending acquisitions. While we have achieved this growth through acquisitions, we do not intend to make many acquisitions in the future and may sell individual or groups of assets as part of our integration plans. Our future growth depends upon our ability to integrate our operations, and to increase sales from existing operations. We may not be successful in expanding existing operations because we operate in a highly competitive industry, which is highly cyclical due to weather and consumer demand and is subject to numerous other risks described, in this prospectus.

     Potential Undiscovered Liabilities Associated with ABT's 34 Acquisitions.
     ------------------------------------------------------------------------


     The businesses that we have acquired may have existing liabilities that we may have been unable to discover during our pre-acquisition investigation. If liabilities are discovered, we could have liabilities that result from the conduct of prior owners of the businesses and our operations may be materially adversely affected. These liabilities may arise from environmental contamination or non-compliance by prior owners with environmental laws or regulatory requirements. Any indemnities or warranties that we receive from prior owners may not fully cover these liabilities due to their limited scope, amount or duration, the limited finances of the sellers, or for other reasons.


     Possible Inability of ABT to Develop New Genetically Superior
     -------------------------------------------------------------
     Products.
     --------

     We are developing new, genetically superior forage and turfgrass varieties that we believe will play a key role in our success. If we are not able to develop and successfully market genetically superior strains either through our own efforts or with industry partners, our business, financial condition and results of operations may be materially adversely affected. See "Description of Business--Research and Development" in the 1998 Form 10-K.


     Possible Inability to Obtain Market Acceptance for Genetically Superior
     -----------------------------------------------------------------------
     Varieties May Adversely Affect Profitability
     --------------------------------------------

     Even if we are successful in developing genetically superior forage and turfgrass varieties, there can be no assurance that there will be a market for these products. Even if a market for these products develops, there can be no assurance that we will recover the costs associated with developing and marketing them. If we cannot effectively market new products we develop, at prices sufficient to cover costs and generate adequate return on capital, our business, financial condition and results of operations may be materially adversely affected.

     Dependence on Rights for Forage and Turfgrass Varieties
     -------------------------------------------------------

     We own the rights to a number of forage and turfgrass varieties that are protected under the Plant Variety Protection Act and are seeking to acquire and/or develop other protected varieties. These rights may be challenged, invalidated or circumvented. In addition, others could claim that products that we develop violate their rights. We may incur substantial costs in asserting our rights against others, and/or defending any infringement suits brought against us by others. See "Description of Business--Proprietary Rights" in the 1998 Form 10-K.


     Possible Inability to Obtain Third Parties' Biotechnology May Adversely
     ----------------------------------------------------------------------
     Affect Profit Margins
     ---------------------

     Breakthroughs in biotechnology have led to the introduction of new, improved and specialized seeds in the corn, soybean and cotton seed sectors. We believe that similar biotechnology breakthroughs will also lead to the introduction of enhanced seeds in the forage and turfgrass seed sector. However, if we are unable to obtain those biotechnology breakthroughs we may not be able to improve our margins and profitability as was accomplished in these other seed sectors. Our objective is to become the licensee or partner of choice in our seed sector for owners of new genetic traits in plants for crops that were developed through biotechnology, or genetic engineering. These genetic traits, which increase the value of the crop grown from the seed, are known as value-added genetic traits. If we cannot license value-added genetic traits, or if we cannot develop and market, products from these licenses at prices sufficient to cover costs and generate adequate return on capital, our business, financial condition and results of operations may be materially adversely affected. See "Description of Business--Proprietary Rights" in the 1998 Form 10-K.

     Possible Inability to be Competitive Against Large Agricultural Seed
     --------------------------------------------------------------------
     Companies, Who May Decide to Compete Against ABT, as Well as Numerous
     ---------------------------------------------------------------------
     Large Regional Seed Companies and Numerous Small Family Seed Businesses.
     -----------------------------------------------------------------------

     The seed industry and the field of agricultural technology are both highly competitive. The major agricultural seed companies in the United States focus their sales around hybrid seed corn, including Pioneer Hi-Bred International, DEKALB Genetics Corporation, Novartis AG and Mycogen Corporation, cotton seed, including Delta and Pine Land Company and other grain crops. In the past, these companies have treated forage and turfgrass seeds as secondary crops. This is the opposite of our business strategy, which is to treat forage and turfgrass seed as our primary product. Therefore, our major competitors in the forage and turfgrass seed sector currently are large regional companies and numerous small family seed businesses.

     Our largest United States competitors in the alfalfa seed industry are Cenex/Land O'Lakes/Research Seed, Helena/AgriPro, Pioneer and Cal/West Seeds, each of which we estimate has annual alfalfa seed sales of between $20 and $60 million. Our largest competitors for forages other than alfalfa are FFR Research and its farm cooperative members. We also compete with small family owned businesses that are strong competitors in small geographic areas. In the cool-season turfgrass seed industry we compete with a number of companies that have annual sales of between $20 and $80 million. Most of these companies are regional companies with only Pennington Seed, which is owned by Central Garden and Pet Company, and O.M. Scott having national brand name acceptance.

     Although many of our competitors are small family owned businesses and regional companies, any of the major agricultural seed companies may decide to intensify their efforts in the forage and turfgrass seed sector and compete against us. We may not be able to compete successfully against these companies. These competitive factors could have a material adverse effect on the Company's business, results of operation and/or financial condition. See "Description of Business--Competition" in the 1998 Form 10-K.

     Lack of Historical Profitability; Accumulated Deficit of Approximately $22
     --------------------------------------------------------------------------
     Million as of December 31, 1998.
     --------------------------------

     Over the life of the Company, we have not shown consistent profitability. We have reported only four profitable quarters since becoming a publicly owned company in September 1993 and fiscal 1998 was our first profitable year. We had an accumulated deficit of $21,986,451 through December 31, 1998 which includes a net loss of $10,281,837 for the quarter ended December 31, 1998.


     Possible Inability to Fund Debt Service Costs of Approximately $13 Million
     --------------------------------------------------------------------------
     Per Year on Substantial Indebtedness of Approximately $135 Million;
     -------------------------------------------------------------------
     Effects of Financial Leverage.
     ------------------------------

     We have indebtedness that is substantial in relation to our stockholders' equity, and interest and debt service requirements that are significant compared to our cash flow from operations. Our cash flow from operations, to date, has not been sufficient to meet our debt service obligations without additional equity and debt financings. We have a revolving credit facility with financial institutions under which we may incur up to $110 million of indebtedness subject to a borrowing base computation and compliance with financial covenants. As of May 7, 1999, we had borrowed approximately $96.5 million under the revolving credit facility and approximately $12.4 million was available to be borrowed. In addition, we have outstanding $23.3 million of 5% subordinated convertible debentures and approximately $17 million of other long-term obligations. The annual debt service requirements, including scheduled debt repayments and interest, on this debt total approximately $13.0 million. It is possible we may not have sufficient funds in the future to meet our obligations under the revolving credit facility and other indebtedness.

     The degree to which we are leveraged could have important consequences to you. For example:

     .    our level of indebtedness could make it more difficult to satisfy our debt repayment obligations;

     .    our level of indebtedness could increase our vulnerability to general adverse economic and industry conditions;

     .    a substantial portion of our cash flow from operations must be dedicated to debt service and is, therefore, not available for operations and other purposes;

     .    our ability to obtain additional financing in the future for working capital, capital expenditures, acquisitions, research and development, or general corporate purposes may be impaired;

     .    our leverage position and covenants in the revolving credit facility could limit our ability to expand, compete and make capital improvements; and

     .    our borrowings under the revolving credit facility are and will continue to be at variable rates of interest, which exposes us to the risk of increased interest rates.

     Our ability to pay interest on the revolving credit facility and to satisfy our other obligations depends upon our future financial and operating performance. Our financial and operating performance may be affected by prevailing economic conditions and financial, business, competitive, regulatory and other factors that are beyond our control. This is particularly true as we continue to expand operations. If we are unable to service our indebtedness, we will be forced to adopt an alternative strategy that may include reducing or delaying capital expenditures, scaling back expansion efforts, selling assets, restructuring or refinancing indebtedness or seeking additional equity capital. We may not be able to implement any of these strategies on terms acceptable to us. See "MD&A."

     Risk of Foreclosure Due to Possible Violations of Restrictions Imposed on
     -------------------------------------------------------------------------
     ABT by Terms of Bank Indebtedness and Convertible Debentures.
     ------------------------------------------------------------

     Our revolving credit facility with our leaders and the convertible debentures which we issued in December 1998 contain restrictions that limit us in many ways. A breach of any of these covenants could constitute an event of default under these agreements. These restrictions may significantly limit or prohibit us from incurring indebtedness, making prepayments of indebtedness, paying dividends, making investments or acquisitions, engaging in transactions with affiliates, creating liens, selling assets and engaging in mergers and corporate consolidations. The revolving credit facility also requires us to maintain specified financial ratios and to satisfy various financial condition tests. If there were an event of default under either of these agreements, the lenders could declare the total amount outstanding, together with accrued interest, immediately due and payable. If we were unable to repay those amounts, the bank could proceed to foreclose their security interest in the collateral securing the indebtedness and the debentureholders could convert their debentures into shares of common stock based on the then current market price which is currently substantially less than the conversion price of $13.68 per share. See "MD&A."

     Current Need for Additional Capital.
     -----------------------------------

     Our capital requirements have been and are expected to remain significant. We will need the proceeds from the exercise of warrants and other capital to fund operations until we achieve and sustain profitability. If we are unable to obtain additional capital, we will be unable to continue to grow. Our capital requirements depend on many factors. These factors include the timing and cost of future acquisitions, the time and cost involved in integrating our acquired companies, and our success at expanding existing operations. We believe that we have funds available under the revolving credit facility to substantially fund operations through June 30, 1999 for acquisitions completed through April 12, 1999. However, we may need to seek an increase in or an alternative to the revolving credit facility to finance increased operating or integration needs, or cutback operations resulting from, among other things, unexpected changes in seasonality or weather patterns, or if our integration plans are more costly than anticipated. See "MD&A."

     Dependence on Key Personnel.
     ---------------------------

     Our success depends in large part on the efforts, abilities and expertise of our executive officers. The founders of ABT are no longer members of senior management and the new management structure elected in February 1999, consisting of a Chief Executive Officer and Office of the President is completely responsible for implementing the Company's integration efforts and restructuring. The loss of any of the Company's key personnel could have a material adverse effect on the Company's business, financial condition and results of operations. Along with our integration efforts, we are hiring qualified marketing, financial, management information system, and other technical personnel, upon whom our prospects depend. Competition for qualified personnel is intense and there can be no assurance that we will be successful in attracting or retaining such personnel. See "Management" in the 1998 Form
10-K.

     Operating Results May Fluctuate Due To Cyclical Nature of Agricultural
     ----------------------------------------------------------------------
     Products.
     --------

     Most agricultural products, including forage and turfgrass seed, are commodities that are subject to wide fluctuations in price based on supply and demand. This could result in large fluctuations in our results of operations between quarters. Demand for seed by farmers is determined by the general farm economy. In addition, a variety of nature's adversities affect the production of seed. For example, drought, wind, hail, disease, insects, early frost and numerous other forces could adversely affect the growing of seed in any growing season. See "MD&A--Seasonality of Business and Quarterly Comparisons" in the 1998 Form 10-K.

     Seasonal Fluctuations of Quarterly Results.
     ------------------------------------------

     Our sales are subject to wide seasonal fluctuations that reflect the typical purchasing and growing patterns for forage and turfgrass crops. Results of operations from quarter to quarter do not necessarily reflect the results that may be expected for any other interim period, or for the entire year.
Also, because the purchasing and growing patterns are different for forage and turfgrass seeds, our sales are affected by the breakdown of our product mix. In addition, weather affects commodity prices, seed yields and planting decisions by farmers. See "MD&A--Seasonality of Business and Quarterly Comparisons" in the 1998 Form 10-K.


     Costs of Complying with Department of Agriculture, Food and Drug
     ----------------------------------------------------------------
     Administration, Environmental Protection Agency and Various State
     -----------------------------------------------------------------
     Government Regulations.
     ----------------------

     Our operations are directly and indirectly subject to various Federal and state environmental controls and regulations. If existing environmental regulations are changed, or additional laws or regulations are passed, the cost of complying with those laws may be substantial. We believe that we are in substantial compliance with existing environmental regulations. However, these regulations may be changed with retroactive effect and new laws or regulations may be passed at any time.

     The United States Department of Agriculture, the Food and Drug Administration, the Environmental Protection Agency, and various state agencies regulate the development of seed of genetically altered plants. The regulatory agencies that administer existing or future regulations or legislation may not allow us to produce and market genetically engineered seed. Even if we are legally permitted to produce and market genetically engineered seed, existing or future regulations and legislation may prevent us from doing so in a timely manner or under technically or commercially feasible conditions. See "Description of Business-Government Regulation" in the 1998 Form 10-K.

     Adverse Effect of Potential Future Sales of Common Stock.
     --------------------------------------------------------

     As of May 12, 1999, we had 42,094,781 shares of common stock issued and outstanding. Of these shares, approximately 6,640,000 shares are "restricted securities" as that term is defined in Rule 144 under the Securities Act. It is possible that the sale of these restricted shares, or even the potential for these sales, may have a depressive effect on the price of our common stock in the public trading market. Any depressive effect could impair our ability to raise additional equity capital. All but approximately 1,000,000 of these restricted shares, which are currently available for resale under Rule 144, have been registered for resale under the Securities Act. We also have approximately
9.1 million shares of common stock available for issuance without restriction upon exercise of outstanding options and 3.2 million shares of common stock available for issuance without restriction upon exercise of outstanding warrants. We cannot predict what effect sales of these shares may have on the existing market price of our common stock.

     Holders of restricted securities must satisfy the prospectus delivery and other requirements of the Securities Act prior to making any sales of the shares, unless the sales are made in accordance with the provisions of Rule 144. Under Rule 144, if we are in compliance with various public information requirements, holders of restricted securities that have held those securities for at least one year may sell limited amounts of those securities. Rule 144 also permits non-affiliates to sell restricted securities free of any volume limitations if those securities have been held for at least two years.

     Public Market Risks; Volatility of ABT Securities Prices.
     --------------------------------------------------------

     The market price for our securities has been and may continue to be very volatile. Factors such as our financial results, financing efforts, changes in earnings estimates by analysts, litigation, conditions in our business and various factors affecting the agriculture industry generally may have a significant impact on the market price of our securities. If, in some future quarter, our operating results are below the expectations of analysts, which has occurred in the past, the price of our securities may be materially adversely affected. These factors and general economic and market trends may adversely affect the price of our securities. Additionally, in the last several years, the stock market has experienced a high level of price and volume volatility. During this period the market prices for many companies, particularly small and emerging growth companies like ours, have experienced wide price fluctuations and volatility that have not necessarily been related to the operating performance of those companies. Our operating results are also tracked by professional analysts. See "Market for Common Equity and Related Stockholder Matters" in the 1998 Form 10-K.

     Management Information Systems and the Year 2000 Risks.
     ------------------------------------------------------

     Because of the large number of businesses we have acquired, we have several different data processing systems in use. These systems are substantially the same systems that were in use by the acquired companies prior to their acquisition by ABT. Many of these systems, as well as many local area networks, desktop hardware, and desktop software are not Year 2000 compliant. Although some of the non-compliant systems can be updated to be compliant, a number of them can not be updated because of software and hardware limitations.

     To address this issue and integrate all our information systems into one company-wide system, we have contracted for software, hardware and consulting services to implement an enterprise resource planning system. This system and related network and hardware systems are Year 2000 compliant. All non-compliant desktop and network systems will be converted either through normal attrition or through the enterprise system implementation. We expect the cost of this implementation to be approximately $6 million, including internal costs for personnel, training, supplies, travel and equipment. We have not obtained an independent verification of our risk and cost estimates. We believe that we have allocated adequate resources to ensure that all our information systems are Year 2000 compliant. We expect to complete the enterprise system implementation prior to January 1, 2000.

     The ability of third parties with whom we do business to adequately address their Year 2000 issues is outside of our control. We are taking steps to confirm that the systems of our suppliers and customers are Year 2000 compliant and to determine whether any noncompliance would have a material adverse effect on us. The Company has identified and sent surveys to substantially all of its significant customer and supplier base. Of the surveyed companies, 60% have replied confirming their Year 2000 compliance. The Company is currently in the process of calling all significant customers and suppliers that have not responded to determine their level of compliance. The responses received have not indicated any instances of noncompliance with Year 2000 that would cause significant problems to ABT.

     If we cannot complete the enterprise system implementation before January 1, 2000, or if a significant portion of our suppliers or customers fail to adequately address their Year 2000 issues, our business, financial condition, cash flows and operations may be materially adversely affected. See "MD&A."


     Forward Looking Statements.
     --------------------------

     You should also be aware that this prospectus contains forward-looking statements. Forward looking statements discuss future expectations, contain projections of results of operations or financial condition, and general business prospects. Words such as "expects," "may," "will," "anticipates," "intends," "plans," "believes," "seeks," "estimates," and similar expressions identify forward-looking statements. The forward-looking statements in this prospectus reflect the good faith judgment of our management. However, forward-looking statements can only be based on facts and factors currently known. Consequently, actual results and outcomes may differ materially from the results and outcomes discussed in the forward-looking statements. You should carefully consider the risk factors described above together with all of the other information included or incorporated by reference in this prospectus before you decide to purchase shares of our common stock.

                   WHERE YOU CAN FIND MORE INFORMATION

              ABT is subject to the information requirements of the Securities Exchange Act of 1934. In accordance with the Securities Exchange Act, we file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You may inspect and copy any document we file at the SEC's public reference rooms in Washington, D.C. at 450 Fifth Street, N.W., Washington, D.C. 20549, and at the SEC's Northeast Regional Office at Seven World Trade Center, New York, New York 10048, and at the Midwest Regional Office at 500 West Madison Street, Chicago, Illinois 60611-2511. You may also purchase copies of our SEC filings, by writing to the SEC, Public Reference Section, 450 Fifth Street, N.W., Washington, D.C. 20549 or on the SEC's Worldwide Web site at http://www.sec.gov. You may find additional information about ABT at our Web site at http://www.agribiotech.com.

     This prospectus is part of a registration statement on Form S-3 that we have filed with the SEC. The SEC allows us to "incorporate by reference" information that we file with them. This means that we can disclose important information to you by referring you to other documents that we have filed with the SEC. The information that is incorporated by reference is considered part of this prospectus, and information that we file later will automatically update and may supersede this information. For further information about ABT and the securities being offered, you should refer to the registration statement and the following documents that are incorporated by reference.


        . Our 1998 Form 10-K for the fiscal year ended June 30, 1998, amended on January 29, 1999 and March 31, 1999

        .  Our Quarterly Reports as follows:
           - Form 10-QSB for March 31, 1996, amended on July 12, 1996
           - Form 10-Q for September 30, 1998
           - Form 10-Q for December 31, 1998

        .  Our Current Reports on Form 8-K that we filed since July 1, 1998:


            - Dated October 30, 1996 and filed on November 12, 1996, and amended on January 13, 1997, February 17, 1998 and August 11, 1998
            - Dated June 23, 1998 and filed on July 8, 1998, and amended on August 28, 1998
            - Dated August 28, 1998 and filed on September 11, 1998, and amended on November 12, 1998 and January 29, 1999
            - Amendment filed August 27, 1998 to report dated August 22, 1997 and filed on September 8, 1997

            - Dated January 6, 1998 and filed on January 16, 1998, and amended on March 10, 1998, March 30, 1998, August 11, 1998 and March 23, 1999
            - Dated January 9, 1998 and filed on January 20, 1998, and amended on March 10, 1998, March 30, 1998 and August 11, 1998

            - Dated January 26, 1999 and filed on March 10, 1998, and amended on March 30, 1998, August 11, 1998 and September 4, 1998
            - Amendment filed on August 28, 1998 to report dated October 22, 1997 and filed on November 6, 1997
            -  Dated June 30, 1998 and filed on October 26, 1998
            -  Dated December 30, 1998 and filed on January 11, 1999
            -  Dated January 22, 1999 and filed on January 27, 1999
            -  Dated January 22, 1999 and filed on February 5, 1999

        . The description of our Common Stock, $.001 par value, in our registration statement on Form 8-A (File No. 0-19352), filed July 11, 1995, pursuant to Section 12(g) of the Exchange Act including any amendment or report filed for the purpose of updating such information

        . Our Proxy Statement dated January 11, 1999 as amended on February 8,
          1999, for our Annual Meeting held on February 22, 1999 and

        . All documents we file pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act after the date of this prospectus and prior to the filing of a post-effective amendment that indicates that all the securities offered hereby have been sold or that deregisters all the securities remaining unsold.

     You may request a copy of all documents that are incorporated by reference in this prospectus by writing or telephoning us at the following address:
AgriBioTech, Inc., Attention: Secretary, 120 Corporate Park Drive, Henderson, NV 89014; telephone number (702) 566-2440. We will provide copies of all documents requested (not including the exhibits to those documents, unless the exhibits are specifically incorporated by reference into those documents or this prospectus) without charge.

     ABT has not authorized any person to give any information or to make any representations in connection with sales of the shares other than those contained in this prospectus. You should not rely on any information or representations in connection with sales of shares other than the information or representations in this prospectus. The information in this prospectus is correct as of the date of this prospectus. You should not assume that there has been no change in the affairs of ABT since the date of this prospectus or that the information contained in this prospectus is correct as of any time after its date. This prospectus is not an offer to sell or a solicitation of an offer to buy shares in any circumstances in which such an offer or solicitation is unlawful.

                                DIVIDEND POLICY

     We have never declared or paid any dividends on our common stock. We currently intend to retain any earnings for use in the operation and expansion of our business and do not anticipate paying any dividends on the common stock for the foreseeable future. Our revolving credit facility prohibits the payment of cash dividends without the lenders' approval.

                          PRICE RANGE OF COMMON STOCK

     Our common stock has traded on the Nasdaq National Market since February 14, 1997, under the symbol "ABTX."

     The following table sets forth the high and low closing prices for the Common Stock for each quarter in Fiscal 1997 and Fiscal 1998, on the Nasdaq SmallCap Market until February 13, 1997 and on the Nasdaq National Market thereafter.


                                                    HIGH       LOW
                                                  --------   --------
     FISCAL 1997
        July 1, 1996-September 30, 1996........   $ 4 1/16   $ 2 5/32
        October 1, 1996-December 31, 1996......   $ 2 3/16   $ 2 1/32
        January 1, 1997-March 31, 1997.........   $ 3 3/8    $ 2 1/16
        April 1, 1997-June 30, 1997............   $ 6 15/16  $ 2 15/32
     FISCAL 1998
        July 1, 1997-September 30, 1997........   $10  1/2   $ 6 1/32
        October 1, 1997-December 31, 1997......   $17 1/16   $ 9
        January 1, 1998-March 31, 1998.........   $19 3/32   $13 7/16
        April 1, 1998-June 30, 1998............   $29        $13 3/4
     FISCAL 1999
        July 1, 1998-September 30, 1998........   $25 3/4    $ 8 1/8
        October 1, 1998-December 31, 1998......   $17 13/16  $ 8 15/16
        January 1, 1999-March 31, 1999.........   $16 11/16  $ 3 3/4

     As of April 12, 1999, the Company had 510 record holders of its Common Stock and reasonably believes based on information from shareholder mailing services, that there are in excess of 20,000 beneficial holders of its Common Stock.

                            RECENT DEVELOPMENTS


SUSPENSION OF STRATEGIC ALTERNATIVE PROCESS

     On October 8, 1998, ABT announced that it "had retained Merrill Lynch & Co. as its investment banker, primarily to explore alternatives to maximize share-holder value. In light of the dramatic and recent acceleration in consolidation of the seed industry, the ABT Board of Directors has determined that this is the appropriate time to evaluate strategic alternatives."

     On January 22, 1999, ABT announced that due to market conditions, ABT had decided to remain independent in order to maximize shareholder value and suspended its previously announced efforts to find a strategic equity partner. Dr. Thomas, then Chief Executive Officer, stated that "the purpose of the strategic alternative process was to evaluate with outside professional guidance all alternative courses of actions to maximize shareholder value. This process has led Company management and the Board of Directors to the conclusion that the best course is to focus its complete attention on continuing to build franchise value as measured by market share, germplasm leadership, world class seed personnel and biotechnology."

REVOLVING CREDIT FACILITY

     On April 12, 1999, ABT announced that the bank syndicate that provides ABT with its revolving line of credit has provided a $10.0 million seasonal increase in the amount of credit available to ABT through June 30, 1999. The bank syndicate that provides ABT with its revolving line of credit includes Bank of America National Trust and Savings Association, Deutsche Financial Services Corporation, and Branch Banking & Trust Company.

     The base revolver agreement between ABT and the syndicate runs through June 2001. The $10.0 million increase and base $100.0 million facility carry an interest rate of LIBOR ("London Inter-Bank Offered Rate") plus three percent or the bank's reference rate plus one and one-eighth percent, at ABT's option. ABT currently has adequate availability under the borrowing formula to utilize the increase.

SUBORDINATED DEBT

     On April 15, 1999, ABT announced that it intends to pay off the subordinated convertible debentures sold in late December 1998 and early January 1999 in full with cash to prevent a resetting of the amount of shares into which this debt can be converted. Richard Budd, ABT's Chairman and Chief Executive Officer said that: "Based on our current sales, cash flow estimates and discussions we have had with our banks, we intend to pay off the holders of these debentures in cash so as to prevent any reset of this debt." He added, "Given current strong demand for our products, we believe that a significant portion of that debt will be paid with internally-generated cash."

MANAGEMENT

     ABT determined that since it had achieved a leadership position in the forage and turfgrass seed sector, it was appropriate to change the makeup of its Board of Directors to reflect the need to shift to a focus on integration and operations. John C. Francis and Scott J. Loomis, members of the founder management team, resigned as vice presidents of the Company and from the Board of Directors effective February 1, 1999.

     The Board of Directors elected Randy Ingram, Vice President and Chief Financial Officer of the Company, and Thomas B. Rice, Vice President, Director of Research of the Company, as directors and both were re-elected directors at the February 22, 1999 annual meeting. The biographical data on each person is contained in the section "Executive Officers" on page six of the proxy statement which has been incorporated herein by reference. ABT has launched a search to add additional outside members to the Board of Directors, which will create a new, nine-person Board with a majority consisting of outside Directors.

     Following the February 22, 1999 Annual Shareholders Meeting and a Board of Directors meeting that same day ABT announced a reorganization of ABT's senior management. As of February 26, 1999, Richard P. Budd assumed the position of Chairman of the Board and Chief Executive Officer and Kent Schulze continued as Co-President and Chief Operating Officer. In addition, the Office of President has been created which includes four Co-Presidents: Randy Ingram, Co-President, Chief Financial Officer and Director of Business Development, Dr. Thomas B. Rice, Co-President and Director of Research, Kathy Gillepsie, Co-President, Mergers, Divestitures and Acquisitions, and a fourth Co-President, subsequently filled by Drew Kinder, Co-President, Director of the Retail Team. On
March 24, 1999, ABT announced that Kent Schulze resigned his position. The four Co-Presidents previously announced continue in their positions.

     Dr. Johnny R. Thomas, member of the founding management team and former Chairman and CEO, resigned as a member of the Board and as an executive officer of ABT, effective February 26, 1999. Dr. Thomas conceived ABT's acquisition strategy which led to ABT achieving a leadership position in the forage and turfgrass seed industry. ABT's needs have shifted to a focus on integration and operations. Dr. Thomas stated that ABT's operational needs during the integration and consolidation phase of ABT's development can best be served through the leadership team described above.

     On March 16, 1999, ABT announced that James W. Johnston had been elected to and joined the Company's Board of Directors as an outside director. As previously announced, ABT is continuing its search for three, new and additional outside directors to add to its Board. Mr. Johnston, age 52, is President and Chief Executive Officer of Stonemaker Enterprises, Inc., a consulting and investment company. He previously served as Vice Chairman of RJR Nabisco, Inc., a holding company, from 1995 to 1996. From 1989 to 1996, he also served as Chairman of R.J. Reynolds Tobacco Co., and was Chief Executive Officer of that company until 1995. Mr. Johnston was named a Director of RJR Nabisco Holdings Corp. in 1992 and Chairman of R.J. Reynolds Tobacco International Inc. in 1993. He retired from R.J. Reynolds in July 1996. Mr. Johnston began his business career with Ford Motor Co. In addition to Ford, he has held senior management positions at various subsidiaries of Northwest Industries, Inc. and Citibank N.A. Mr. Johnston serves on various boards, including the Sealy Corporation and various non-profit organizations.

BIOTECHNOLOGY


     On November 30, 1998, ABT announced that it is opening a molecular biology and transformation laboratory at and in association with the University of Rhode Island. Transformation refers to the tools to introduce functional foreign genes into plant species. The decision to begin research at the university campus was made to take advantage of synergies that are expected to benefit both parties, including the university's new Environmental Biotechnology Initiative that is designed to build capacity for environmental and agricultural biotechnology in the university and the state through enhanced research investment, academic programs and links to the business community. Work at the ABT laboratory will focus on forage and turfgrass seed species.

     ABT also announced the hiring of Dr. Albert Kausch, a leading molecular biologist and plant transformation expert. Dr. Kausch, formerly at a leading competitive biotechnology program, and most recently at the University of Connecticut, earned his advanced degrees in molecular, cellular and developmental biology at the Iowa State University, Ames, IA. He is the author of important published work in the areas of molecular biology and plant transformation. He is also the author or co-author of twelve patents in these areas.

     On December 1, 1998, ABT announced it had acquired a license to use whiskers transformation technology from Garst Seed Company, a member of the Advanta Group. With this license, ABT has acquired access to a technology which will give it "freedom to operate" for transformation of all turfgrass and forage species, ABT's strategic crops. Whiskers is a unique transformation system developed in-house by Garst and for which Garst holds patent rights. The agreement is initially a research license for this technology with the right, at ABT's option, to enter into a commercial license.

     On January 22, 1999, ABT announced that it had appointed Dr. Candace G. Poutre to direct and manage ABT's biotechnology laboratory. Dr. Poutre joins ABT as Director of Molecular and Cell Biology, reporting to Dr. Tom Rice, Co-President and Director of Research. Dr. Poutre will be responsible for building and managing ABT's biotechnology program located on the campus of the University of Rhode Island, as described above. She joins ABT from Mycogen Corporation (now a wholly-owned subsidiary of The Dow Chemical Company) where, for the past four years, she had been Director of Molecular Biology and Biochemistry, and held other important science research and management positions during the past eleven years with various units of what evolved into Mycogen Corporation. Dr. Poutre is a recognized industry leader in seed and plant biotechnology research and has had two important patents issued in the field, as well as numerous publications. She earned her Ph.D. in molecular genetics from the Department of Genetics and Development at Cornell University, Ithaca, NY in l986.

TELEPHONE CONFERENCE CALLS

     In the following paragraphs, ABT is disclosing information discussed in telephone conference calls with analysts which were made available to the public, including forward-looking information, that is not otherwise set forth in this prospectus. These statements are not deemed by ABT to be material. Forward-looking and other statements in this section, as well as elsewhere in this prospectus, reflect the good faith judgment of ABT's management as to future events, and were solely based on facts and factors known by ABT at the time the statements were made. Because these statements and other forward-looking statements are inherently subject to risks and uncertainties, and actual results and outcomes may differ materially from the results and outcomes discussed in the forward-looking statements, you should not place undue reliance on these statements but should consider them in light of the other information discussed in this prospectus, including, but not limited to,"Risk Factors".

     On February 16, 1999, ABT held a conference call for the purpose of announcing second quarter results. During the conference call Kent Schulze commented on the restructuring of ABT's business units. He expressed his belief that the number of people employed by ABT will decrease from approximately 1,300 to between 800 and 1,000. Further, he expected the number of ABT locations to drop from its original total of 88 to between 50 and 60. He expects the number of brands ABT markets to be between 10 and 15, whereas there are now 34 company names and scores of brands. He expects business unit staffing to be a two to three month process. Some units will start in March, others beginning after the spring selling season winds down. All business units should be complete and up and running for the fall season.

     Randy Ingram discussed ABT's results of operations for the second quarter ended December 31, 1998 which were reported in our Form 10-Q. He noted that for the six months ended ABT reported on 33 companies that have been acquired through December 31, 1998. That compares to 15 companies that had been acquired through December 31, 1997. Mr. Ingram stated it is typical that seed companies lose money during this time of year. It is a seasonal business. ABT has a relatively fixed level of operating expenses. During this time of year when sales are lower it's obvious that ABT is not going to cover its operating costs for those months or quarters. He said that, due to the fact that ABT is a larger company this year than last year due to the acquisitions, ABT's loss is larger this quarter. There are also other factors clearly that are impacting the three month and six month results.

     He said that ABT indicated earlier its sales and gross margins have been unfavorably impacted by a shortage of non dormant alfalfa seeds. Those sales occur in the U.S. in the fall selling season. It is typical that ABT's export sales of non dormant alfalfa are in this quarter. Some of those sales did not materialize due to the lack of availability of non dormant alfalfa seeds.

     In addition it appears that there is an excess supply of turf seed on a worldwide basis. It is likely that that excess supply is going to impact ABT for the remainder of the year and has impacted ABT this quarter as certain typical export sales that it would make this time of year again, have not materialized.

     Mr. Ingram noted that it's important to realize that ABT is a different set of companies then it was last year. A number of the 33 acquired Businesses have done business with each other. A number of these companies are production oriented companies. Others are marketing and distribution oriented companies.

     In the past as a production oriented company has sold to a distribution oriented company, these companies have reported sales. They were third parties at that point in time. Now that ABT has acquired a number of these companies that have had inter related business, when a production company sells to a distribution company, which is a very typical activity for this quarter, ABT is not recording a sale. There's still obviously certain related operating expenses to those companies.

     Mr. Ingram also noted ABT has had substantially higher interest costs of $4.5 million due to the acquisitions. ABT had higher overhead and operating expenses of $3.6 million, which primarily relates to the development of overhead structure primarily in its Henderson, Nevada corporate headquarters, that did not previously exist as these companies were stand alone.

    On February 24, 1999, the day following its announcement of a reorganization of its senior management, ABT held a conference call during which a question was presented concerning the restructuring charge associated with integration of our acquired companies. Kent Schulze responded by expressing the importance of comprehending the accounting rules of the restructuring in order to understand the time frame in which the restructuring will occur. Randy Ingram followed by reiterating a point he made at ABT's annual meeting on February 22, 1999. He stated that the accounting rules that establish the timing of recognition of the restructuring costs state there needs to be a formal plan with associated cost estimates. He continued by stating that there is not currently a restructuring plan in place, but ABT is very close to finalizing a plan. Ingram stated that the plan will be in place by June 30, 1999, the end of ABT's fiscal year. This will result in almost a complete year of cost savings for fiscal year 2000.



     Mr. Ingram responded to a question concerning potential strategic alliances. He said that ABT has previously announced that it has gone from a formal to an informal process. He said that ABT's real objective is to build the business. He said that when you build the business and you create competitive advantage and strategic product leverage, good things happen. He went on to say when you do those things you build potential alliances and parties are going to be interested in working with you. ABT already has a number of relationships, as the biotechnology announcements from Tom Rice have shown. Mr. Ingram only saw those increasing in the future.

      In response to a question concerning capital formation, Richard Budd noted that he had a long term relationship with NationsBank which is now part of Bank of America, ABT's lender. He said he also had a long term relationship with BB&T. Mr. Budd said that he has had numerous conversations with key parties at Deutsche Bank, and one of his top priorities will be working on capital formation. He said that there are a number of people out there that are willing to help. ABT just has to do it in the most prudent and cost effective manner.

                          WEB SITE DISCLOSURES


     In the following paragraphs, ABT is disclosing information discussed in ABT's Web Site, at one time or another, including forward-looking information, that is not otherwise set forth in this prospectus. Forward-looking and other statements in this section, as well as elsewhere in this prospectus, reflect the good faith judgment of ABT's management as to future events, and were solely based on facts and factors known by ABT at the time the statements were made. The information included in this section is intended to apprise you of information concerning ABT which does not appear in our reports filed with the SEC and of which you may be unaware. Except where otherwise indicated, the following statements in this section have not been updated since they were made. Because these statements and other forward-looking statements are inherently subject to risks and uncertainties, and actual results and outcomes may differ materially from the results and outcomes discussed in the forward-looking statements, you should not place undue reliance on these statements but should consider them in light of the other information discussed in this prospectus. The risks and uncertainties that could cause or contribute to a different results or outcome include without limitation, ABT's historical lack of profitability, need to manage its growth, intense competition in the seed industry, seasonality of quarterly results, weather conditions, timing of implementation of the integration of the acquired companies, challenges associated with rolling out the new information technology systems to all portions of ABT, fluctuations in demand for ABT's products, varying availability, price and quality of supply, competitive pricing, volatility of common stock prices, as well as those factors discussed under "Risk Factors" and elsewhere in this prospectus and in any documents that are incorporated into this prospectus by reference.

     ABT DELETED EACH OF THE FOLLOWING DISCLOSURES THROUGH "ADDITIONAL PRESS RELEASE" ON PAGE 18 IN THEIR ENTIRETY FROM ITS WEB SITE AFTER THE INITIAL FILING OF THIS REGISTRATION STATEMENT AND ALTHOUGH THEY ARE DEEMED INCORPORATED BY REFERENCE INTO THIS PROSPECTUS THEY HAVE NOT BEEN UPDATED, ARE NO LONGER CURRENT AND SHOULD NOT BE RELIED UPON. ABT may make other Statements that are "forward-looking statements" as defined in Section 27A of the Securities Act and Section 21E of the Exchange Act.

CHAIRMAN'S UPDATE

     ABT's former Chairman of the Board and Chief Executive Officer, Johnny R. Thomas, from time to time informed the public as to current events concerning ABT by posting on ABT's Web Site what we called a "Chairman's Update". The following Chairman's Update, which superseded all prior ones, is dated October 9, 1998, and appeared on ABT's Web Site, but has now been deleted. It is reprinted in its entirety as follows:


Dear AgriBioTech Shareholders:

     Yesterday, your Company made the following announcement. "ABT has retained Merrill Lynch & Co. as its investment banker, primarily to explore alternatives to maximize shareholder value. In light of the dramatic and recent acceleration in consolidation of the seed industry, the ABT Board of Directors has determined that this is the appropriate time to evaluate strategic alternatives."

     Why, did we take this step at this time? Answer, we believe it will maximize shareholder value. Two parameters have changed over the past two months.

     (1) There are more large companies seeking to invest in the biotechnology/seed arena today, than there was a few months ago. Recent transactions, such as AgrEvo's purchase of Cargill's U.S. seed business and Dow's purchase of Mycogen, during a time when public stock markets were turbulent, were particularly enlightening.

     (2) Your Company's stock is greatly undervalued relative to other seed company valuations due to external forces independent of the Company and its actions. Consequently, the cost of capital in public markets is significantly higher today than it was two months ago.

     Management is confident that potential capital raised through private equity from life science companies will be significantly less than today's cost in the public arena. Future Chairman's updates are not likely while this process is being formulated and actioned. As always, I appreciate your past and continued support.

Sincerely yours,


Johnny R. Thomas
Chairman/CEO

1997 ANNUAL REPORT TO SHAREHOLDERS

     The following section consists of statements from the Company's 1997 Annual Report to Shareholders, which is not a document incorporated by reference in this Registration Statement and has since been deleted from ABT's Web Site.

     (a)  Agribiotech Mission Statement. "To become the premier forage and
          -----------------------------
turfgrass seed company in the world, while also providing a full service seed product line. AgriBioTech, Inc. is committed to providing superior, value added seed varieties and superior service. The ultimate goal is to achieve a 45% market share in forage and turf seed by the year 2000 with annual revenues exceeding $500 million.

     (b)  Chief Executive Officer's Letter.
          --------------------------------

Dear Fellow Shareholders:

     "In 1995, we set out to consolidate two important seed sectors and gain 45 percent market share by the year 2000; we are 12 to 18 months ahead of our target schedule for achieving this goal. The annualized revenues from our completed acquisitions mean that today we are approximately double the size in market share of the second leading company. When pending acquisitions are closed, the Company's market share position will be roughly 3.5 times that of the largest competitive forage and cool season turfgrass seed company."

     "To date, the Company has maintained historical revenues while increasing same store sales by roughly 7 percent as a result of our consolidation strategy."

     "In Fiscal 1998, we expect to achieve full-year profitability because our Company now has a strong platform of research and development through traditional genetic breeding programs, seed processing plants, and national and international distribution and sales networks for most forage and cool-season turfgrass species."

     "We have strong management. We are number one in market share, and we have an industry-leading germplasm position. We expect continued growth in sales, assets and equity in 1998."

     "Respected and knowledgeable analysts predict that the agricultural biotechnology market will grow to $12 to $14 billion a year within seven to eight years."

     (c)  Industry and Strategy Review.
          ----------------------------

     Industry Overview. "Recently, however, margins in the industry have begun
     -----------------
to expand as increasingly larger and more sophisticated farmers and other users have moved away from public varieties toward higher yielding proprietary varieties. Proprietary varieties have desirable attributes such as improved nutritional quality and disease and insect resistance. Additionally, protection of intellectual property in the seed industry (variety rights) has recently been firmly established by federal legislation (1994) and an important and favorable U.S. Supreme Court ruling for seed companies (1995).

     Prior to the launch of ABT's acquisition plan in 1995, no seed company achieved the necessary size and scope of operations in the forage and turfgrass seed sectors to develop higher yielding and better performing proprietary varieties for national markets. The leading U.S. and global seed companies and industry players--Pioneer Hi-Bred International, Inc., DEKALB Genetics Corporation, Novartis AG, Delta and Pine Land Company, Monsanto Co., and The Dow Chemical Company--have focused on and invested in other important seed sectors like corn, cotton and vegetables. The leaders in these sectors have used investment in traditional seed breeding R&D and vertical integration to generate annual returns on equity in the 20 percent range, and because of their leadership positions, are now realizing sizable additional returns and profits due to the commercialization of higher-value biotechnology-based seed products."

     Biotechnology and Biotechnology Access. "The impact of biotechnology on the
     --------------------------------------
value of agricultural crops can be great. The soybean crop in the U.S. is a present day example of what can happen when value-added, biotechnology produced seeds [new seeds with traits that increase the value of the plants grown from the seed that have been developed through biotechnology or genetic engineering] are developed and marketed. Prior to the introduction of Roundup Ready(R) soybean seed in the U.S. (seed genetically engineered to be tolerant to a specific, efficacious and cost-effective herbicide) farmers spent between $800 and $900 million on soybean seed in the U.S. In 1998, 20-25 percent, of all U.S. soybean acres are expected to be planted with these seeds generating increased value for seed companies and the technology's owner of $200 to 250 million."

     (d)  Business Strategy and Operations.
          --------------------------------

     Management and Leadership. The Company announced that on January 1, 1998
     -------------------------
two key positions were filled, that of President and Chief Operating Officer and Vice President, Director of Research. The respective biographies of Kent Schulze, President, and Dr. Thomas B. Rice, Vice President, appear in the company's Proxy Statement dated January 20, 1998. See "Prospectus Summary -- Where You Can Find More Information." This section includes the following biographies of various other employees which also appear in the Company's 1997 Annual Report to Shareholders, none of whom, except Dr. Rice, are executive officers of the Company.

     "Dr. Thomas B. Rice, Vice President, Director of Research, who will join the Company January 1, 1998 was formerly with DEKALB Genetics Corporation, where he served 10 years as Director of Research and subsequently as President and Chief Operating Officer of DEKALB Plant Genetics, a subsidiary. Tom was the architect of DEKALB'S highly successful biotechnology effort, starting at Pfizer in 1976 where he initiated, managed and directed the plant biotechnology effort. This program later because DEKALB's highly productive effort as a result of a joint venture with Pfizer. Tom's program developed the first genetically engineered corn and received the first product patents for corn, covering insect resistance (BT), herbicide tolerance and improved nutritional quality.
[Genetic engineering involves the directed alteration of genetic material by intervention in genetic processes, for example, gene splicing.] During his seed industry career, Tom has had direct management experience in the areas of international subsidiaries, strategic alliances, breeding and biotechnology R&D, intellectual property rights, strategic planning and technology transfer. He will lead ABT's R&D biotechnology efforts to maximize the impact of the Company's planning and investments in this critical area and in exploring the possibilities associated with licensing in and/or collaborating in the development of biotechnology traits, products and processes. Tom received a PH.D in genetics from Yale University in l973, and was a Post-Doctoral fellow of Brookhaven National Laboratory and a Research Associate at Michigan State University before joining Pfizer.

     Keith Sandberg, National Sales Director, was formerly Area Manager for the Central and Southern Regions of Cargil Hybrid Seeds, a division of Cargill, Inc., the largest privately owned company in the U.S. Keith was responsible for the sales and commerical development activities to support Cargill's corn, alfalfa and sorghum product lines. From 1987 to 1993, Keith was responsible for Sales, Sales Administration and Technical Services, Central and Southern Regions, for Crgill, based in Aurora, Illinois. Keith managed all sales and agronomy activities for Cargill's seed products in the Central and Southern regions, and had primary responsibilities for managing the integration [consolidation] of the seed brands PAG, Paymaster and Cargill. From 1981 to 1987, Keith managed North American Sales for the Paymaster Brand and had profit and loss responsibility for Cargill's corn business in Canada.

     Bruce J. Ceranske, General Manager of W-L Research, was formally a District Sales Manager for all or parts of Wisconsin, Minnesota, Michigan and Iowa, for Cargill Hybrid Seeds based in Waupaca, Wisconsin since 1989. In addition, Bruce was selected to Cargill Hybrid Seeds Corn Business Management Team and Forage Management Team, which selected corn and alfalfa germplasm for production, and commercialization [introduction into the market as new products]. Currently, Bruce is managing W-L Research, based in Evansville, Wisconsin. W-L Research is a world leading alfalfa research company with varieties marketed globally.

     Keith Flynn, Forage Business Unit Director, holds a BS degree in Plant Breeding & Genetics from the University of Reading, England. Keith was formerly Vice President of Alfalfa, Wheat and International (1994 to 1997) for Agripro Seeds, a wholly owned subsidiary of Helena Chemical Co. Keith directed three profitable business units with research, production, sales and marketing as direct reporting functions. From 1972 to 1994, Agripro Seeds and its predecessors were owned by Shell Oil and The Royal Dutch Shell Group. Keith held increasingly important positions in sales, marketing, product management and general management. He has extensive knowledge of both national and international seed business and brings 25 years of broad seed experience to ABT.

     Doug Elkins, Western Regional Sales Manager joined Germain's Seeds in 1978 as a Washington State Sales Representative. He was promoted to Sales Manager in 1980, to Division Manager in 1987 and to Chief Executive Officer in 1992. Prior to joining Germain's, Doug was employed at Ferry Morse Seed Company and Helena Chemical. He has 24 years of experience in the seed business and served as President of the Pacific Seed Association and currently serves as President of the California Seed Association and holds a position on the California Seed Advisory Board. As the Western Regional Sales Manager he has the primary responsibility and oversight of sales and marketing for the western region of ABT which includes Germain's Seeds and Hobart Seed Co.

     Greg S. Fennell started in the seed business as a shipping coordinator in 1979, became active in seed sales in 1980 and in 1986 co-founded Olsen Fennell Seeds, Inc. with James E. Olsen. They developed Olsen Fennell into an industry leading turf and forage seed company with revenues in excess of $35 million. Greg's primary responsibility at Olsen Fennell is income production [increasing sales revenues] where he dedicates most of his time to distributor sales and the creation and implementation of marketing plans for proprietary turf and forage grasses. He is responsible for international sales, and concentrates much of his domestic marketing efforts in the Midwestern and Southern states. Greg graduated from the University of Oregon with a major in Business Management.

     Greg McCarthy's career in the seed business began in 1976 as an agronomist and field representative for E.F. Burlingham & Sons. Greg is experienced in various aspects of seed management procurement [the process of adding effective management systems to seed companies] and international sales. Greg and Doug Pope purchased Burlingham in 1994 and have guided the company into becoming an industry leading turf and grass seed research, production and distribution company with net sales in excess of $36 million. Greg is responsible for directing Burlingham's research and development department. He also is responsible for the procurement and purchasing of seed, including the program for production of proprietary seed varieties [those for which we either own or license the rights to use] and maintaining relationships with seed growers. Greg graduated from Oregon State University with a major in Agronomic Crop Science.


     James E. Olsen started in the seed business in 1983 as a sales trainee at DM Combs, Co., and in 1986, co-founded Olsen Fennell Seeds, Inc. with Greg Fennell. They developed Olsen Fennell into an industry leading turfgrass and forage seed company with revenues in excess of $35 million. James is responsible for oversight of all production contracts, grower relations and breeding work for Olsen Fennell Seeds. He also has responsibilities for domestic sales on proprietary products for both turfgrass and forage seeds. He graduated from Willamette University with a major in Philosophy.

     Michael Peterson, Ph.D., Director of Research, W-L Research, Inc., joined W-L Research, Inc. in 1982. His responsibilities include the coordination of all alfalfa breeding and product development activities at the four W-L alfalfa research stations. He is also responsible for technical product support for the W-L Research franchise and private label sales as well as coordination of all W-L contract and joint venture projects. He attended the University of California at Davis where he received a Bachelor of Science degree in Agronomy in 1978. Mike also attended the University of Minnesota where he received his Masters of Science and a Doctoral degree in Plant Breeding in 1982.

     Doug Pope started in the seed business in 1983 when he joined E. F. Burlingham & Sons. Prior to that he was an Account Executive for the Bell Telephone System. Doug and Greg McCarthy purchased Burlingham in 1994 and led it into becoming an industry leading turf and grass seed research, production and distribution company with revenues in excess of $36 million. Doug is the Chief Operating Officer of Burlingham and is responsible for domestic sales which includes program and product development for Burlingham's customer base [working with Burlington's customers to develop appropriate sales products and marketing programs]. Doug oversee's the daily functioning of Burlingham including shipping and warehousing. Doug graduated from Penn State University with a major in finance.

     Functional Planning, Vertical Integration and Efficiencies.  "Market share
     ----------------------------------------------------------
at the acquired companies has been maintained. In fact, sales and revenues growth have been realized at certain, key combined operations. Improved customer service and a superior product offering, among other things, accounts for this and is indicative of what the Company intends to achieve and improve upon with other acquired businesses.

     Management believes that these planning, integration and optimization efforts [efforts to maximize operating efficiency and financial results by assimilating the operations of acquired companies into the larger context of ABT's operations, including research and development, production and distribution] are typical of others to come as the Company grows and builds upon its acquisition program success. Operationally, Management's plans are to increase the profitability of both the Company and its customers by implementing the [following strategies]."

LETTER TO SHAREHOLDERS


     The following section consists of a letter to the Company's shareholders from the Company's former Chief Executive Officer which appeared on ABT's Web Site when the Registration Statement was first filed, but has since been deleted.

                                         November 10, 1998


Dear AgriBioTech, Inc. Shareholder:


     Last Thursday's analyst briefing by OPERATIONS management of ABT was
                                         ----------
historic as integration time lines, future cost savings, expected gross margin improvements and accelerated product development plans were presented. This landmark transition from a focus on growth through mergers and acquisitions (phase 1 of ABT's development plans) to integration (phase 2) was possible for three key reasons.

     A) The revenue growth goal from zero to almost $500 million of annualized revenues was achieved approximately two years ahead of schedule.

     B) A first class value-added veteran, professional operations team, rich in seed experience was recruited from industry leading companies such as Novartis, DEKALB, Pioneer, Cargill, and Seminis.

     C) The veteran operations management has successfully led teams, such as strategy and culture teams, comprised of members from all levels of the forage and turfgrass companies acquired by ABT through a protracted planning process designed to develop plans to integrate 33-36 acquired companies into ABT in a way that will enable ABT to become the forage and turf equivalent of Pioneer in corn or Delta and Pine Land in cotton.

     Shareholders should recognize that it does no good to build "Franchise Value" through the acquisition of industry leading market share, industry leading germplasm (genetic research), world class personnel and development of a biotechnology program unless a first rate integration plan is implemented and
                      ------
executed on a timely basis. The "team" process employed by ABT may initially appear to be slow to shareholders, but the plan will achieve exceptional end results rapidly and efficiently due to accelerated implementation achieved through "buy in" by all employees.

     Analysts, both buy and sell side, received the information quite favorably. Positive points presented by management and subsequently emphasized by the respective analysts included the following:


 .     An integration plan which will mold the 33-36 acquisitions into an exceptional, customer oriented, world class seed company.

 .     A research and development program which is currently three times as large as any competitor and which is projected to triple in size over the next five years.

 .     An emerging biotechnology program was unveiled, which is more advanced than previous perceptions of analysts.

 .     Revelation of an integration timeline and resulting efficiencies which will continue to improve profitability.

 .     Sizeable gross margin improvements are expected through product shifts prior to biotechnology introduction.

 .     Acceptance that fiscal 1999 will be an integration year resulting in giant steps forward, but at the cost of dual operating expenses and a non-recurring charge of approximately $5 - $l5 million.

 .     Limited guidance was provided by ABT on Fiscal 1999 EPS estimates of analysts. The first quarter will be profitable, but less than the consensus estimate, $0.04 per share. The fiscal year will be profitable from operations, but may be a loss after the non-recurring charge, depending upon the size of the charge.

 .     A further realization that the forage and turfgrass seed markets are very large, approximately twice the acres of any other seed sector.

 .     Increased confidence that ABT will attract significant interest from potential strategic partners.

     Shareholders may rightfully ask why did the common share price move downward on Thursday and Friday, if the information and meeting were so positive? The answer should be obvious. Critics of ABT (including short sellers of over 6.8 million shares and their "touts") have seized the moment to distort a number of issues. The following comments are offered on the distorted issues raised by critics.

     * Non-recurring cost: Virtually all companies which grow rapidly through acquisitions have non-recurring costs. ABT's $5 - $l5 million expected restructuring cost is much less than might be expected considering our rapid and large growth through acquisitions. The non-recurring charge will likely include some non-cash items and some accrued charges; therefore the impact on cash flow will be minimal prior to completion of the strategic investment process.

     * Fiscal 1999 EPS: Strategic investors in ABT are not concerned with Fiscal 1999 EPS. ABT's real value is in harnessing the "Franchise Value" acquired into a world class seed company poised to efficiently develop and introduce new value added products with dramatically improved future profitability.

     * Low gross margins: Critics do not appear to be aware of seed industry gross margin history. All seed sectors once marketed commodity type products with low gross margins as a result of fragmented ownership and small investments in research, development and intellectual property protection. Shareholders should look at soybean seeds as a recent example of rapid margin changes. The soybean seed sector began to expand private research and development in l970 due to the passage of the Plant Variety Protection Act. Significant consolidation of the sector occurred in the late 1980's through the early 1990's. In l994, the sector had been consolidated significantly and annual soybean seed sales to farmers were approximately $700 million with gross margins which were lower than
                                                                      -----
        forage and turfgrass seed margins. In only four short years, annual soybean seed sales to farmers have increased to approximately $1.7 billion, a billion dollar increase in market size, with gross margins dramatically improved to about 36% primarily as a result of one product introduction. Continued gross margin improvement is anticipated as additional proprietary products are released. ABT is poised to lead the forage and turfgrass seed sector through a gross margin change comparable to the past four years for soybeans. There is no reason why similar improvement in gross margin and growth in the market size of the forage and turfgrass seed sector will not steadily occur.

     * Strategic investor interest: Critics want to convince shareholders that strategic investors will not be interested in ABT or the forage and turfgrass seed sector. Critics' apparent desperation is fueled by their need to cover their reported 6.8 million short share position before the
                                                                      ------
        bidding process results in a new share valuation likely to be in the $25-$50 per share price expectation range of analysts who are current on ABT fundamentals. ABT management believes that strategic investors will recognize the importance of the forage and turfgrass sector as the second largest seed market and recognize in ABT the factors that have been "drivers" of value for other major seed companies.

     * Financial strength: ABT's debt situation is as follows, contrary to general representations made by critics.

        - $100 million revolving line of credit: This is a three year facility, currently drawn to about $95 million, including the $15 million overadvance which is permitted above borrowing base calculations (the "BABC Bridge"). The $15 million portion of the $100 million revolving line will be paid off prior to December 31, 1998 (the due date) or a new due date will be negotiated or a combination of partial pay down and negotiation of a new due date for the balance will occur.

        - $15 million Deutsche Bank Bridge: This bridge is due December 31, 1998; however, agreement in principle has been reached to extend the due date to March 31, 1999 or the date the strategic investment is completed, whichever occurs first.

        - $19.8 million other debt: ABT has $12.5 million in long term debt with financial institutions that have 1 to 10 year maturities and approximately $7.3 million in other long term obligations such as covenants not to compete and other amounts due to former owners of acquired businesses.

        - Financing alternatives: The Company has a number of alternatives, including renegotiation of debt terms, exercise of a portion of the outstanding options and warrants (the aggregate exercise price of which is approximately $100 million), term debt using part or all of the $60 million of unencumbered property, plant and equipment as collateral, limited private placement of equity or debt.

     In summary, ABT has entered into the important integration process led by an experienced and exceptional professional team of managers. The process of strategic investment of 20% or more of the Company's stock or a total buyout process is expected to result in an ABT valuation well above current share prices. The process is expected to take approximately three months measured from October 8, 1998 to determine the identity, type and terms of the investment. Thanksgiving and Christmas holidays may impact the schedule by two
- three weeks, but the process is proceeding well.

     Shareholders should carefully consider the source and motive behind all information disseminated about ABT. Carefully evaluate information presented by ABT management, informed analysts with seed industry experience, as well as the critics and then compare the information against the recent history of other seed company valuations.

     ABT does not plan to hold a press conference when first quarter results are formally released. Management believes the press release disclosing the quarterly numbers, coupled with recent guidance given by the Company and information released on November 5 by ABT provide investors with adequate information.

     I wish each of you well over the next couple of months as you develop your investment strategy as appropriate. As always, thanks for your past and continued support.



                              Sincerely yours,



                              Johnny R. Thomas
                              Chairman/CEO


ADDITIONAL PRESS RELEASE

     On December 11, 1998, ABT announced that ongoing consolidation actions to date should result in estimated cost savings of approximately $0.75 million per year. Dr. Johnny R. Thomas, ABT's former Chairman and CEO, noted "that recent financing activities are designed to allow ABT to decrease interest expense and operate its business, independent of the strategic alternative process, which is continuing as planned.

YEAR 2000 READINESS DISCLOSURE

     In the following section ABT is disclosing information on the Year 2000 compliance that appears on its Web site that may not otherwise be set forth in this Prospectus or incorporated by reference from our Exchange Act reports.



     As a result of acquisitions completed to date, the Company has several different data processing systems in use. These systems are substantially the same systems that were in use prior to their acquisition by the Company. The preliminary assessment of reaching the Year 2000 is that these systems are generally not compliant. Some of the non-compliant systems can be easily updated to be compliant but a number of these systems cannot be updated because of software and hardware limitations. The following describes AgriBioTech's plans and Year 2000 status as of October 30, 1998.

Enterprise Resource System

     The Company is in the process of integrating its systems into one Company wide information system and has contracted for software, hardware and consulting services to implement an enterprise resource planning ("ERP") system to meet its current information system requirements. The cost of this implementation is not expected to exceed $6 million, which amount includes internal costs for personnel, training, supplies, travel and equipment. At September 30, 1998, the Company had incurred approximately $2.2 million of these costs. The implementation costs are funded through operations, the Company's existing credit facilities, and financing provided by one of the vendors.

     The Company has completed preliminary testing and design and is beginning the implementation phase. The initial phase encompasses the implementation of the system at five operating sites and developing a rapid implementation methodology that is intended to be used to integrate the remaining operating entities. The Company plans to integrate these entities whereby the largest operating units would be integrated first such that all significant operating units are integrated by June 30, 1999. The ERP system and related network and hardware systems are designed to be Year 2000 compliant. Local Area Networks
(LAN), desktop hardware, and desktop operating systems in some cases are not compliant. The Company has determined that the non-compliant desktop and LAN systems will be converted either through normal attrition or through the ERP system implementation.

Wide and Local Area Networks

     The Company is in the process of installing a Wide Area Network (WAN) to support both its ERP system and internal communications. Year 2000 compliance statements for all hardware, software, and service providers associated with this infrastructure have been obtained and are on file.

     The Company has completed a LAN inventory survey of all of its operating locations as of September 7, 1998. Results of this survey indicate that the LAN systems that are in place are generally not compliant. The Company is currently performing a more in depth inventory assessment and Year 2000 tests on each of its operations that have LAN's on site. The Company expects to complete this assessment by March of 1999. The Company plans to either replace or install software upgrades/patches on all LAN systems to address Year 2000 issues by June 1999.

Desktop Systems and Applications

     The Company is in the process of replacing all desktop hardware that cannot be converted to a Year 2000 compliant state by installing a BIOS patch. In the course of keeping desktop capability up to date, all desktops systems that are not Pentium(TM) class computers or above are being replaced prior to June 30, 1999. The Company is also performing a physical inventory of all its desktop systems through March 1999. Concurrent with this process, all desktop systems are being tested using a third party Year 2000 software application.

     The Company plans to convert all desktop applications to Microsoft(R) Office 97(TM) by June 1999. Included in this conversion plan is the intent to move all e-mail communication within the Company to either Microsoft(R) Exchange or Microsoft Outlook 98(TM) . Currently, the Company is migrating all of its desktop operating systems to Windows(R) 95 , Revision B. By February 1999, the Company intends to make a decision to migrate to Windows(R) 2000 or remain on its existing operating system. Both Windows(R) 95 , Revision B, and Windows(R) 2000 have been stated to be Year 2000 compliant. However, the Company plans to perform its own independent testing of these operating platforms to verify compliance. All Company desktop computers are intended to be migrated to one of these two operating systems by June 1999.

Communication and Power Systems

     The Company currently has a contract for long distance services and wireless communication with a single national service provider. A statement of Year 2000 compliance has been received from this service provider and is on file at the Company.

     Numerous Local Exchange Carriers provide local exchange services across the country to the Company's operations. The Company is in the process of gathering Year 2000 statements from these service providers and intends to have this process complete by June 1999.

     Additionally, the Company is in the process of verifying Year 2000 compliance of all office telephone systems, imbedded systems, local power systems, outside power systems, and all mail equipment (Federal Express Computers, UPS Software, Pitney Bowes, etc.). The Company plans to complete the Year 2000 assessment of these office and manufacturing peripheral systems by March 1999 and ensure Year 2000 compliance for these systems by June 1999.

Customers and Vendors

     The Company is taking steps to confirm that the systems of its significant suppliers and customers are Year 2000 compliant and to determine whether the nature of any noncompliance would have a material adverse effect on the Company's business, financial condition and results of operations. The Company anticipates this process will be completed no later than June 30, 1999. There can be no assurance that the failure of the Company or such third parties to adequately address their respective Year 2000 issues will not have a material adverse effect on the Company's business, financial condition, cash flows and results of operations.

Risk Management

     The Company believes that it has allocated adequate resources to ensure that all information systems are Year 2000 compliant. The Company expects its Year 2000 program to be successfully completed on a timely basis prior to January 1, 2000. However, there can be no assurance that this will be accomplished. In the event any operating units remain Year 2000 non-compliant in late 1999, the Company's contingency plan is twofold. First, where possible, the Company is in the process of identifying reparation for existing software that is available as an upgrade, patch, or limited re-coding (data field masks, editing date related computations, or as a temporary workaround). Secondly, the Company is in the process of identifying the potential to encapsulate data information as a temporary measure until the software or systems can be replaced. Completion of the assessment of these alternatives is anticipated to be completed by March 31, 1999.

     In the worst case scenario, the Company can resort at the operating unit level to simple desktop accounting packages that are Year 2000 compliant. The Company estimates that the overall risk to its operations as a result of non-compliance with Year 2000 for its existing systems in a worst case scenario to be less than $300,000. However, there can be no assurance that this estimate is the absolute maximum. The ability of third parties with whom the Company transacts business to adequately address their Year 2000 issues is outside of the Company's control.

                         DESCRIPTION OF CAPITAL STOCK

AUTHORIZED

         ABT's authorized capital stock consists of 100,000,000 shares of common stock, $.001 par value, and 10,000,000 shares of preferred stock, $.001 par value.

COMMON STOCK

         We are authorized to issue 100,000,000 shares of our common stock, $.001 par value per share, of which 42,094,781 shares were issued and outstanding as of May 12, 1999. All of the outstanding shares of our common stock are duly authorized, validly issued, fully paid and non-assessable. Holders of shares of our common stock are entitled to one vote for each share held of record on all matters to be voted on by shareholders. There are no preemptive, subscription, conversion or redemption rights pertaining to our common stock. Holders of shares of our common stock are entitled to receive dividends as they are declared on common stock by the Board of Directors out of funds legally available therefor and to share ratably in the assets available upon liquidation subject to rights of creditors and any shares of preferred stock. The holders of shares of our common stock do not have the right to cumulate their votes in the election of directors and, accordingly the holders of more than 50% of all the our common stock outstanding are able to elect all directors.

PREFERRED STOCK

         ABT is authorized to issue 10,000,000 shares of preferred stock, $.001 par value per share. As of the date hereof, we had no shares of preferred stock issued and outstanding.

         The preferred stock may be divided by the Board of Directors from time to time into one or more series. The Board of Directors is authorized to determine the rights, preferences, privileges and restrictions, including the dividend rights, conversion rights, voting rights, terms of redemption (including sinking fund provisions, if any) and liquidation preferences, of any series of preferred stock and to fix the number of shares of any series without any further vote or action by stockholders. At present, we have no plans, proposals, commitments or arrangements to issue any shares of preferred stock. Our Certificate of Incorporation authorizes the issuance of preferred stock with designations, rights, and preferences as may be determined from time to time by the Board of Directors. Accordingly, the Board of Directors is empowered, without stockholder approval, to issue preferred stock with dividend, liquidation, conversion, voting or other rights that could adversely affect the voting power or other rights of the holders of the common stock. Although the preferred stock may be used for any lawful purpose, we have agreed not to use it as an anti-takeover device that could be utilized as a method of discouraging, delaying or preventing a change in control of the company without the approval of our stockholders.

WARRANTS

     On December 30, 1998 and January 5, 1999, respectively, we issued 1,703,000 warrants to purchase shares of our common stock. These warrants were issued along with our 5% convertible debentures to six qualified institutional buyers and accredited investors in private placements. These warrants were purchased for $1.00 and are exercisable at $15.00 per share for three years commencing on their issue dates. The warrants are subject to mandatory conversion on five prior business days notice if the closing sale price of our common stock exceeds $25 per share for 20 trading days out of any 30 consecutive trading days ending within l5 days of our mailing notice of the conversion provided there is a current prospectus covering the underlying common stock. The shares of ABT common stock issuable upon exercise of the warrants have been registered for resale under a separate registration statement. The holders of the warrants and ABT have agreed not to exercise warrants if the holder would then own in excess of 4.9% of ABT outstanding common stock following the exercise of the warrant.

         On December 4, 1998, we issued 600,000 warrants to purchase our common stock to three qualified interested buyers and accredited investors in private placements of units. Each unit was sold for $13.50 and consisted of one share of common stock and one warrant. The warrants are exercisable at a price of $15.00 per share for three years commencing on their date of issuance. The warrants are subject to mandatory conversion on five prior business days notice if the closing sale price of our common stock exceeds $19.50 per share for 20 trading days out of any 30 consecutive trading days ending within 15 days of our mailing notice of the conversion. The shares of common stock issuable upon exercise of the warrants have been registered for resale under a separate registration statement.

         On August 28, 1998, we issued 886,410 warrants to purchase our common stock to five qualified institutional buyers and accredited investors in private placements. The warrants were sold for $2.00 per Warrant and are exercisable at $12.00 per share for three years commencing on their date of issuance. The warrants are subject to redemption at $.01 per warrant on five prior business days' notice if the closing sale price of the Company's common stock exceeds $19.50 per share for 20 trading days out of any 30 consecutive trading day period ending within 15 days of our mailing notice of the conversion and the holder fails to exercise the warrant. As of the date of this prospectus, 556,410 of these warrants have been tendered back to us with the exercise price in exchange for shares of common stock registered as part of our Universal Shelf Registration Statement (No. 333-61127.) The remaining 330,000 shares of common stock issuable upon exercise of the warrants have been registered for resale under a separate registration statement.

         On May 4, 1998 and May 13, 1998, respectively, we issued 241,600 warrants and 344,900 redeemable warrants to purchase shares of our common stock. These warrants were issued to six qualified institutional buyers and accredited investors in private placements of units. Each unit was sold for $29.00 and consisted of two shares of common stock and one warrant. These warrants are exercisable at a price of $17.50 per share for three years commencing on their respective dates of issuance. The redeemable warrants are subject to redemption at $.01 per warrant on five prior business days' notice if the closing sale price of our common stock exceeds $25.00 per share for 15 consecutive trading days and the Company notifies the holder it intends to force a mandatory conversion of the warrants and the holder fails to exercise the warrant. The shares of common stock issuable upon exercise of these warrants have been registered with the Commission for resale under a separate registration statement.

         We have the right to reduce the exercise price and/or extend the exercise period at its discretion, and/or make other inducements to warrant holders to encourage early exercise of warrants.

REGISTRAR AND TRANSFER AGENT

         The Registrar and Transfer Agent for our common stock is Corporate Stock Transfer, Inc., Denver, Colorado.

                             PLAN OF DISTRIBUTION

  ABT may sell securities hereby from time to time in one or more series to one or more underwriters for public offering and sale by them or may sell the securities to investors directly or through agents. Any such underwriter or agent involved in the offer and sale of the securities will be named in the applicable prospectus supplement. ABT has reserved the right to sell the securities directly to investors on its own behalf in those jurisdictions where and in such manner as it is authorized to do so.

  Underwriters may offer and sell the securities at a fixed price or prices, which may be changed, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. ABT also may, from time to time, authorize dealers, acting as ABT's agents, to offer and sell the securities upon the terms and conditions as are set forth in the applicable prospectus supplement. In connection with the sale of the securities, underwriters may receive compensation from ABT in the form of underwriting discounts or commissions and may also receive commissions from purchasers of the securities for whom they may act as agent. Underwriters may sell the securities to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agent.

  Any underwriting compensation paid by ABT to underwriters or agents in connection with the offering of the securities, and any discounts, concessions or commissions allowed by underwriters to participating dealers, will be set forth in the applicable prospectus supplement. Dealers and agents participating in the distribution of the securities may be deemed to be underwriters, and any discounts and commissions received by them and any profit realized by them on resale of the securities may be deemed to be underwriting discounts and commissions. Underwriters, dealers and agents may be entitled, under agreements entered into with ABT, to indemnification against and contribution toward certain civil liabilities.

  No securities may be sold without delivery of the applicable prospectus supplement describing the method and terms of each offering of any such securities.

                    COMMISSION POSITION ON INDEMNIFICATION
                        FOR SECURITIES ACT LIABILITIES

         Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the issuer pursuant to the foregoing provisions or otherwise, we have been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

                                 LEGAL MATTERS

         The validity of the shares offered hereby will be passed upon by Snow Becker Krauss P.C., 605 Third Avenue, New York, New York 10158. Snow Becker Krauss P.C. owns 43,823 shares of our common stock and individual members of the firm own additional shares of common stock.

                                    EXPERTS

         The consolidated financial statements and schedule of AgriBioTech, Inc. as of June 30, 1998 and 1997 and for each of the years in the three-year period ended June 30, 1998 are incorporated by reference herein and in the registration statement in reliance upon the report of KPMG LLP, independent certified public accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

         The financial statements of Beachley Hardy Seed Company as of December 31, 1995 and 1994 and for the years then ended have been incorporated by reference herein in reliance upon the report of KPMG LLP, independent certified public accountants, incorporated by reference herein and upon the authority of said firm as experts in accounting and auditing.

         The combined financial statements of Germain's Inc. and W-L Research, Inc. as of September 30, 1995 and 1994 and for the years then ended have been incorporated by reference herein in reliance upon the report of KPMG LLP, independent certified public accountants, incorporated by reference herein and upon the authority of said firm as experts in accounting and auditing.

         The combined financial statements of Seed Corporation of America, Inc. and Green Seed Company Limited Partnership as of December 31, 1997 and 1996 and for the years then ended have been incorporated by reference herein in reliance upon the report of KPMG LLP, independent certified public accountants, incorporated by reference herein and upon the authority of said firm as experts in accounting and auditing.

         The financial statements of Lofts Seed, Inc. as of November 30, 1997 and December 31, 1996 and for the eleven-month period ended November 30, 1997 and the six-month period ended December 31, 1996 have been incorporated by reference herein in reliance upon the report of Cannon & Company, independent certified public accountants, incorporated by reference herein and upon the authority of said firm as experts in accounting and auditing.

         The financial statements of Lofts Seeds, Inc. as of June 30, 1996 and 1995 and for the years then ended have been incorporated by reference herein in reliance upon the report of Amper, Politziner & Matia, independent certified public accountants, incorporated by reference herein and upon the authority of said firm as experts in accounting and auditing.

         The financial statements of Budd Seed, Inc. as of November 30, 1997 and December 31, 1996 and 1995 and for the ten-month period ended November 30, 1997 and the years ended December 31, 1996 and 1995 have been incorporated by reference herein in reliance upon the report of Cannon & Company, independent certified public accountants, incorporated by reference herein and upon the authority of said firm as experts in accounting and auditing.

         The financial statement of Willamette Seed Co. as of June 30, 1997 and 1996 and for the years then ended have been incorporated by reference herein in reliance on the report of Price, Koontz & Davies, P.C., independent certified public accountants, incorporated by reference herein and upon the authority of said firm as experts in accounting and auditing.

         The financial statements of Allied Seed Company, Inc. (a division of Agway, Inc.) as of June 30, 1998 and 1997 and for the years then ended are incorporated by reference in reliance on the report of KPMG LLP, independent certified public accountants, incorporated by reference herein and upon the authority of said firm as experts in accounting and auditing.

         The financial Statements of Oseco Inc. as of June 30, 1998 and for the year then ended are incorporated by reference in reliance on the report of KPMG LLP Chartered Accountants incorporated by reference herein and upon the authority of said firm as experts in accounting and auditing.

         The financial Statements of HybriGene LLC, as of December 31, 1998 and for the year then ended are incorporated by reference in reliance on the report of Huth Thompson LLC incorporated by reference herein and upon the authority of said firm as experts in accounting and auditing.

         The financial statements of SeedBiotics, L.L.C., as of December 31, 1998 and for the year then ended are incorporated by reference in reliance on the report of Ripley Doorn & Company, P.L.L.C. incorporated by reference herein and upon the authority of said firm as experts in accounting and auditing.

                                     -24-